EXHIBIT 99.1

Tekmira Provides Corporate Update and Announces Year-End Audited 2012 Results

Conference Call at 4:30 pm Eastern Time Today

VANCOUVER, British Columbia, March 27, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today announced its 2012 audited financial results and provided a corporate update.

"Over the last year, Tekmira has contributed to significant advancements in the field of RNAi. Our LNP technology has enabled promising clinical data sets in a number of different clinical indications. Looking ahead, in order to bring innovative new therapeutics to patients and maximize value for our shareholders, we must continue to focus on developing our proprietary pipeline of RNAi products in a range of therapeutically important, commercially attractive markets," said Dr. Mark J. Murray, Tekmira's President and CEO.

Results from our Phase I clinical trial with TKM-PLK1, our lead cancer program, will be presented at the upcoming American Association for Cancer Research meeting in April, and we intend to initiate a TKM-PLK1 Phase II clinical trial later this year. In collaboration with the U.S. Department of Defense's TMT program, we will continue to advance our TKM-Ebola product. And, we expect to nominate and move forward with our next target for product development later this year.

Looking at upcoming catalysts from our partners, Alnylam has guided that it expects to complete its ALN-TTR02 Phase II trial and report results in mid-2013, and expects to start a Phase III trial for ALN-TTR02 by the end of 2013. In 2013, we expect to receive $10 million in milestone payments from Alnylam. In addition, we are entitled to future royalty payments from Talon based on sales of Marqibo, which was approved by the FDA last year. With our LNP technology platform, which is considered the 'gold-standard' in RNAi delivery, we continue to collaborate with a number of pharmaceutical, biotechnology and agricultural companies, and we are actively working to grow the number of companies using our technology," added Dr. Murray.

Corporate Update and Highlights

Tekmira's Products

TKM-PLK1, Tekmira's Lead Oncology Therapeutic

Tekmira's lead oncology product candidate, TKM-PLK1, targets PLK1 (polo-like kinase 1), a protein required for tumor cell proliferation and a validated oncology target. Inhibition of PLK1 expression prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell.

Results from the dose escalation portion of a Phase I clinical trial will be presented at the upcoming American Association for Cancer Research Annual Meeting held from April 6-10, 2013 in Washington, DC. Tekmira intends to initiate a Phase II clinical trial in 2013. Patient enrollment is continuing in an expansion cohort of the TKM-PLK1 Phase 1 clinical trial at the maximum tolerated dose.

TKM-Ebola, Tekmira's Collaboration with the U.S. Department of Defense

Tekmira is developing an anti-Ebola virus product called TKM-Ebola under a $140 million contract with the U.S. Department of Defense's Transformational Medical Technologies (TMT) Program. Tekmira has submitted a modification request to the existing contract in order to integrate recent advancements in LNP formulation technology that are 10 times more potent than previous formulations and more potent than all other LNP formulations currently being evaluated in clinical trials. It is expected that the LNP formulation work will be completed and submitted to the FDA in the second half of 2013 in order to initiate a new Phase 1 clinical trial.

Other Preclinical Candidates

Tekmira has a number of other preclinical candidates in its pipeline with the potential to address a variety of therapeutic needs. The research team at Tekmira will continue to generate data to support the advancement of the most promising of these targets and expects to be in a position to nominate the next product candidate for development in 2013.

Partners' Products

Tekmira has granted a license to Alnylam Pharmaceuticals, Inc. to use Tekmira's LNP technology to enable RNAi therapeutic products. Tekmira will receive milestone and royalty payments as these LNP-enabled products are developed and commercialized.

ALN-TTR

Alnylam has guided that results from a Phase II clinical trial with ALN-TTR02 – an RNAi therapeutic for the treatment of ATTR that is enabled by Tekmira's LNP technology – are anticipated to be reported in mid-2013. Tekmira is entitled to receive a $5 million milestone payment when ALN-TTR02 enters a pivotal or Phase III clinical trial, which Alnylam has guided will occur by the end of 2013. Tekmira is eligible to receive royalty payments based on commercial sales of ALN-TTR.

ALN-VSP

ALN-VSP, which is a systemically delivered RNAi therapeutic for the treatment of advanced solid tumors with liver involvement, is enabled by Tekmira's LNP technology. Complete results from the ALN-VSP Phase I clinical trial and extension study were published in January 2013 in the journal Cancer Discovery. Tekmira is entitled to receive a US$5 million milestone payment for enabling ALN-VSP to enter a clinical trial in China, which is expected to occur in 2013. Tekmira is eligible to receive royalty payments based on commercial sales of ALN-VSP.

ALN-PCS

ALN-PCS, which is an RNAi therapeutic to treat hypercholesterolemia or high levels of cholesterol in the blood, is enabled by Tekmira's LNP technology. In February 2013, Alnylam disclosed an exclusive global alliance with The Medicines Company to advance ALN-PCS. Tekmira is eligible to receive royalty payments based on commercial sales of ALN-PCS.

Partnerships

In November 2012, Tekmira obtained a worldwide, non-exclusive license to a novel RNAi payload technology, called Unlocked Nucleobase Analog (UNA), for the development of RNAi therapeutics from Marina Biotech, Inc. UNA technology can be used in the development of RNAi therapeutics, which treat disease by silencing specific disease causing genes. UNAs can be incorporated into RNAi drugs and have the potential to improve them by increasing their stability and reducing off-target effects. Marina will receive milestone and royalty payments on products developed by Tekmira that use UNA technology.

Marqibo, which is a liposomal formulation of the chemotherapy drug vincristine – along with two other liposomal chemotherapy products, Alocrest and Brakiva – were licensed from Tekmira to Talon Therapeutics, Inc. in 2006. Talon is responsible for all future development of these products. On August 9, 2012, Tekmira disclosed that Talon received accelerated approval from the FDA for Marqibo® (vinCRIStine sulfate LIPOSOME injection) for the treatment of adult patients with Philadelphia chromosome negative (Ph-) acute lymphoblastic leukemia (ALL) in second or greater relapse or whose disease has progressed following two or more anti-leukemia therapies. Tekmira received a US$1 million milestone payment based on the FDA approval of Marqibo and is eligible to receive royalty payments based on Marqibo's commercial sales.

Tekmira continues to foster its partnerships with pharmaceutical and biotechnology companies, including the team at Bristol Myers Squibb, which continues to use our LNP technology to validate targets of interest, along with one of the major agricultural companies that is evaluating plant-based RNAi applications. With clarity around the intellectual property protecting its LNP technology platform, Tekmira is well-positioned to pursue product, platform and strategic partnering deals and will provide updates throughout this year.

Financial Results

Net income/loss

For the fiscal year ended December 31, 2012, net income was $29.8 million ($2.17 basic income per common share, $2.08 diluted income per common share) as compared to a net loss of $9.9 million ($0.88 basic and fully diluted loss per common share) for 2011. The income was primarily the result of the US$65.0 million licensing settlement payment received from Alnylam in November 2012.

Revenue

Revenue was $14.1 million for 2012 as compared to $16.6 million in 2011.

Over the past two years, Tekmira's principal sources of revenue have been a contract with the U.S. Government to develop TKM-Ebola which began in July 2010 and an Alnylam partnership entered into in March 2006.

Under its U.S. Government contract to develop TKM-Ebola, Tekmira is being reimbursed for costs incurred, including an allocation of overheads, and is being paid an incentive fee. For this contract, Tekmira recorded $11.5 million in revenue in 2012 as compared to $11.4 million in 2011.

In Q2 2012, Tekmira earned a US$1.0 million milestone from Alnylam following their initiation of a Phase 2 human clinical trial for their product candidate ALN-TTR02. ALN-TTR02 utilizes Tekmira's LNP technology. In Q3 2012, Tekmira earned a US$1.0 million milestone payment from Talon based on the FDA's approval of Marqibo and will receive royalty payments based on Marqibo's commercial sales.

Research, development, collaborations and contracts expenses

Research, development, collaborations and contracts expenses were $18.0 million in 2012 as compared to $19.9 million in 2011. Spending on internal earlier-stage research programs was reduced as the Company focused on TKM-Ebola, TKM-PLK1 and litigation against Alnylam and AlCana Technologies, Inc.

General and administrative

General and administrative expenses were $8.1 million in 2012 as compared to $6.3 million in 2011. The increase in 2012 largely relates to legal fees incurred in respect of the lawsuit with Alnylam and AlCana (excluding contingent legal fees that have been recorded as other losses).

Other income (losses)

In November 2012 Tekmira settled all outstanding litigation against Alnylam and AlCana. Tekmira received US$65.0 million in cash from Alnylam as a result of signing a new license agreement. This includes US$30.0 million associated with the termination of a manufacturing agreement and US$35.0 million associated with the termination of the previous license agreements, as well as a reduction of the milestone and royalty schedules associated with Alnylam's ALN-VSP, ALN-PCS, and ALN-TTR programs. Of the US$65.0 million received from Alnylam, US$18.7 million was subsequently paid by Tekmira to its lead legal counsel, who represented Tekmira in the lawsuit against Alnylam and AlCana, in satisfaction of a contingent obligation owed to that counsel.

2013 financial guidance

At December 31, 2012, Tekmira had cash and cash equivalents of approximately $46.8 million.

Total revenues for 2013 are expected to increase over 2012 and to be in the range of $20.0 to $25.0 million. This is based primarily on continued contract revenue from the U.S. Government and US$10.0 million in milestone payments expected from Alnylam.

Total research, development, collaborations and contracts expenses are expected to increase to $24.0 to $29.0 million in 2013. TKM-PLK1 is expected to enter a Phase 2 human clinical trial in 2013. Tekmira will continue to incur costs developing TKM-Ebola (although these costs will be funded by revenue earned from the U.S. Government) and the Company is working towards nominating its next product candidate in 2013. Tekmira also expects its workforce to grow in support of its expanded product pipeline.

Total general and administrative expenses are expected to decrease to $3.0 to $5.0 million in 2013.

Tekmira believes that its current funds on hand, plus expected income, including payments from current licensees, collaborative partners and the U.S. Government will be sufficient to continue product development into 2015. Based on assumptions discussed in the revenue and expense guidance above, Tekmira expects to have an aggregate balance of cash and cash equivalents and short-term investments of greater than $35.0 million at the end of 2013.

Conference Call Information

Tekmira will hold a conference call and webcast today (Wednesday, March 27, 2013) at 1:30 pm Pacific Time (4:30 pm Eastern Time) to discuss its 2012 results and provide a corporate update. A live webcast of the call can be accessed through the Investor section of Tekmira's website at www.tekmirapharm.com. Or, alternatively, to dial into the conference call, please call 914-495-8556 or 1-866-393-1607.

An archived webcast of this conference call will be available on the Tekmira website approximately two hours after the event. Or alternatively, you may access a replay of the conference call by calling 404-537-3406 or 1-855-859-2056 and referencing conference ID 26000337.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Alnylam RNAi Technology

Tekmira has licenses to Alnylam RNAi intellectual property for certain siRNA programs.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about include statements about the quantum and timing of Tekmira's expected payments related to the settlement agreement and new licensing agreement with Alnylam; statements about Tekmira's cash runway extending into 2015 and estimated cash and cash equivalents at the end of 2013; Tekmira's plans to advance multiple products into human clinical trials; expected timing of initiation of a Phase 2 clinical trial for TKM-PLK1; the development of other product candidates in Tekmira's pipeline, including the expected timing for the nomination of Tekmira's next product candidate; anticipated royalty payments based on sales of Marqibo; the modification request to the existing TKM-Ebola contract with the DoD to integrate recent advancements in LNP formulation and manufacturing technology, including anticipated effects on the value of the contract; expected timing of the completion and submission of the LNP formulation work to the FDA and the initiation of a new Phase 1 clinical trial for TKM-Ebola; the quantum and timing of funding that may be provided to Tekmira pursuant to the TKM-Ebola contract with the DoD; the quantum and timing of future milestone royalty payments expected from the ALN-TTR02, ALN-VSP, ALN-PCS and other LNP-enabled product development programs of Alnylam; the timing of an ALN-TTR02 pivotal or Phase 3 clinical trial; the timing and initiation of ALN-VSP clinical trials in China; milestones and royalty payments from Alnylam's LNP-enabled products; Tekmira's expectations of entering into a separate cross license agreement with AlCana, which includes anticipated milestone and royalty payments and an expected agreement for AlCana not to compete in the RNAi field for five years; statements about Tekmira's Unlocked Nucleobase Analog (UNA) license with Marina, as well as milestone and royalty payments thereon; statements with respect to revenue and expense fluctuation and guidance; licenses from Alnylam for the discovery, development and commercialization of RNAi products directed to thirteen gene targets; expected royalty payments from commercial sales of Tekmira's product development partners; and Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners; selection of additional product candidates; timing of release of clinical data; the effects of Tekmira's products on the treatment of cancer, infectious disease, and other diseases; statements and details of the TKM-PLK1 and TKM-Ebola Phase 1 human clinical trials; the quantum and timing of potential funding; use of lipid nanoparticle technology by Tekmira's licensees; Tekmira's expectations with respect to existing and future agreements with third parties; and estimates of the length of time Tekmira's business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for cancer, infectious disease, or other diseases; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the TMT program; results in preclinical models are indicative of the potential effect in humans; Tekmira's research and development capabilities and resources; FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira's products; the timing and results of clinical data releases and use of LNP technology by Tekmira's development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira's partners including Alnylam, Talon, the DoD, and others; Tekmira's financial position and its ability to execute on its business strategy; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: expected payments related to the settlement and licensing agreement between Tekmira and Alnylam may not be received in the quantum and on the timing currently anticipated, or at all; payments received from third parties may not be sufficient to fund Tekmira's continued business plan as currently anticipated; TKM-PLK1 may never enter into Phase 2 clinical trials; Tekmira may never receive milestones or royalty payments from Alnylam; Tekmira may not receive any additional non-exclusive licenses from Alnylam; the possibility that Tekmira does not enter into a separate cross license agreement with AlCana on the terms currently anticipated, or at all; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; Tekmira's products may not prove to be effective in the treatment of cancer and infectious disease or other diseases; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira's clinical trials do not adequately address the trial objectives in support of Tekmira's regulatory submissions; future operating results are uncertain and likely to fluctuate; competition from other pharmaceutical or biotechnology companies; Tekmira's ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; a Phase 3 or pivotal trial for ALN-TTR02 may not start as currently anticipated, or at all; clinical trials for ALN-VSP may not commence as anticipated, or at all; anticipated payments under contracts with Tekmira's collaborative partners including the U.S. Government, Alnylam, and Talon will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; the U.S. Government may reduce or cancel certain defense spending, including Tekmira's contract to develop TKM-Ebola; FDA may decide that TKM-Ebola "Animal Rule" data is insufficient for approval and require additional pre-clinical, clinical or other studies, refuse to approve TKM-Ebola, or place restrictions on our ability to commercialize TKM-Ebola; the release of data from the TKM-Ebola and TKM-PLK1 Phase 1 human clinical trials may not occur in the expected timeframe, or at all; the DoD may not accept the modification request to the existing TKM-Ebola to integrate recent advancements in LNP formulation and manufacturing technology; we may not complete the work necessary for the submission of the new LNP formulation to the FDA in the anticipated timeframe, or at all; we may not initiate a new TKM-Ebola Phase 1 clinical trial in the anticipated timeframe, or at all; UNAs may not have the effect of increasing stability or reducing off-target effects when incorporated into RNAi drugs; Tekmira may never develop a commercially viable product that uses UNA technology, or at all; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; Tekmira's products may not prove to be effective in the treatment of cancer or infectious disease or other diseases; Tekmira may become subject to product liability or other legal claims for which Tekmira has made no accrual in its financial statements; Tekmira's cash runway may not extend as far as anticipated, and may be substantially less than required to continue current operations; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Marqibo is a U.S. registered trademark of Talon Therapeutics, Inc.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca